SO 3/17/04

04016330

SECURI[...] [...]ISSION
Washington, D.C. [...]

SEC MAIL RECEIVED PROCESSING MAR - 2 2004 WASH. D.C. 158 SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36343 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atlantis Investment Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Parsippany Blvd
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co.
(Name – *if individual, state last, first, middle name*)

385 Prospect Ave. (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Anne K Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantis Investment Company, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ATLANTIS INVESTMENT COMPANY, INC.

## FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

## DECEMBER 31, 2003 AND 2002

CONROY, SMITH & CO.

certified public accountants

# INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders
Atlantis Investment Company, Inc.

We have audited the accompanying statements of financial condition of Atlantis Investment Company, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantis Investment Company, Inc. as of December 31, 2003 and 2002, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 5, 2004
Hackensack, NJ



385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

## ATLANTIS INVESTMENT COMPANY, INC.

## STATEMENTS OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2003 AND 2002

### ASSETS

| | 2003 | 2002 |
|---|---|---|
| Cash and cash equivalents | $ 26,740 | $ 8,001 |
| Commissions receivable | - | 11,062 |
| Prepaid expense | - | 125 |
| Secured demand note | 100,000 | 100,000 |
| Fixed assets: | | |
| Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization; $94,699 in 2003 and $87,463 in 2002 | 3,620 | 9,257 |
| Deposits | 8,100 | 8,100 |
| **Total assets** | $ 138,460 | $ 136,545 |

### LIABILITIES AND STOCKHOLDERS' (DEFICIT)

| | 2003 | 2002 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 78,886 | $ 66,228 |
| Deferred fees | - | 18,684 |
| **Total current liabilities** | $ 78,886 | $ 84,912 |
| Commitments and contingent liabilities: | | |
| Subordinated borrowings | $ 100,000 | $ 100,000 |
| Stockholders' (deficit): | | |
| Common stock - par value $.10, authorized 10,000 shares; issued and outstanding 9,960 shares | $ 170 | $ 170 |
| Additional paid-in-capital | 1,180,017 | 1,000,017 |
| Treasury stock | ( 4,600) | ( 4,600) |
| Accumulated deficit | ( 1,216,013) | ( 1,043,954) |
| **Total stockholders' (deficit)** | ($ 40,426) | ($ 48,367) |
| **Total liabilities and stockholders' (deficit)** | $ 138,460 | $ 136,545 |

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **Income:** | | |
| Research services | $162,699 | $103,433 |
| Commissions | 212,341 | 252,365 |
| Other income | 160 | 3,272 |
| Interest and dividends | 13,886 | 15,543 |
| | $389,086 | $374,613 |
| **Expenses:** | | |
| Employee compensation and benefits | $222,096 | $217,743 |
| Communications | 36,416 | 42,407 |
| Occupancy | 74,662 | 73,719 |
| Taxes, other than income | 18,958 | 18,563 |
| Other operating expenses | 209,013 | 174,712 |
| | $561,145 | $527,144 |
| **Net (loss)** | ($172,059) | ($152,531) |

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

| | ($.10 Par Value) Common Stock | Treasury Stock | Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2002 | $170 | ($4,600) | $ 865,017 | ($ 891,423) | ($ 30,836) |
| Capital contributions | - | - | 135,000 | - | 135,000 |
| Net (loss) | - | - | - | ( 152,531) | ( 152,531) |
| Balance, December 31, 2002 | $170 | ($4,600) | $1,000,017 | ($1,043,954) | ($ 48,367) |
| Capital contributions | - | - | 180,000 | - | 180,000 |
| Net (loss) | - | - | - | ( 172,059) | ( 172,059) |
| Balance, December 31, 2003 | $170 | ($4,600) | $1,180,017 | ($1,216,013) | ($ 40,426) |

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income (loss) | ($172,059) | ($152,531) |
| Adjustments to reconcile net income (loss) to net cash: | | |
| Depreciation and amortization | 7,237 | 5,865 |
| Decrease in commissions receivable | 11,062 | 8,015 |
| Decrease (increase) in prepaid expense | 125 | - |
| (Decrease) increase in accounts payable and accrued expenses | 12,658 | ( 15,419) |
| (Decrease) increase in deferred fees | ( 18,684) | 18,684 |
| **Net cash (used in) operating activities** | ($159,661) | ($135,386) |
| **Cash Flows From Investing Activities** | | |
| Purchase of fixed assets and leasehold improvements | ($ 1,600) | ($ 8,722) |
| **Net cash used in investing activities** | ($ 1,600) | ($ 8,722) |
| **Cash Flows From Financing Activities** | | |
| Additional contribution by shareholder | $180,000 | $135,000 |
| **Net cash provided by financing activities** | $180,000 | $135,000 |
| **Net increase (decrease) in cash and cash equivalents** | $ 18,739 | ($ 9,108) |
| **Cash and cash equivalents, January 1** | 8,001 | 17,109 |
| **Cash and cash equivalents, December 31** | $ 26,740 | $ 8,001 |

See the accompanying notes to financial statements.

ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

## Note 1. Summary of Significant Accounting Policies

### Description of Business

The company sells investment research services.

In 1987, the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

### Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

### Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

### Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

### Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

**Note 1. Summary of Significant Accounting Policies (Continued)**

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

**Note 2. Fixed Assets**

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining term of the lease.

A summary of property, equipment and leasehold improvements is as follows:

| | 2003 | 2002 |
|---|---|---|
| Property and equipment | $92,663 | $91,064 |
| Leasehold improvements | 5,656 | 5,656 |
| | $98,319 | $96,720 |
| Less: Accumulated depreciation and amortization | 94,699 | 87,463 |
| | $ 3,620 | $ 9,257 |

Depreciation and amortization expense totaled $7,234 and $5,865 for the years ended December 31, 2003 and 2002, respectively.

**Note 3. Commitments**

During 1999 the company entered into a new agreement for office space for a seven year period ending May 31, 2006 at a minimum annual rental of $69,290 with a provision for annual increases in each of the succeeding years.

**Note 3. Commitments (Continued)**

Actual rental expense for the years ended December 31, 2003 and 2002 was $74,662 and $73,719, respectively.

Minimum future rental payments under this non-cancellable lease are as follows:

| Year Ended | Amount |
|---|---|
| 2004 | $ 72,254 |
| 2005 | 74,360 |
| 2006 | 74,360 |
| | $220,974 |

**Note 4. Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the company has net capital of $47,854 which was $42,595 in excess of its required net capital. The company's net capital ratio was 1.648 to 1.

**Note 5. Subordinated Borrowings**

The borrowings under subordination agreements at December 31, 2003, are listed in the following:

| | |
|---|---|
| Secured demand note collateral agreement, 0%, due May 1, 2005 | $100,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid. It is the company's intention to renew the secured demand note collateralizing agreements due May 1, 2005.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

Schedule I

# ATLANTIS INVESTMENT COMPANY, INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

## AS OF DECEMBER 31, 2003

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | | ($ 40,426) |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 100,000 |
| Total capital and allowable subordinated liabilities | | $ 59,574 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Furniture, equipment and leasehold improvements | $3,620 | |
| Other assets | 8,100 | ( 11,720) |
| Net capital before haircuts on securities positions | | $ 47,854 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Other securities | | ( 0) |
| Net capital | | $ 47,854 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ 5,259 |
| Minimum dollar net capital required | | $ 5,000 |
| Excess net capital | | $ 42,595 |
| **Computation of Aggregate Indebtedness** | | |
| Total A.I. liabilities | | $ 78,886 |
| Percent of aggregate indebtedness to net capital | | 164.8 |

Reconciliation of computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the calculation included in the company's unaudited FOCUS Report as of December 31, 2003.

Schedule II

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS

AS OF DECEMBER 31, 2003

There was no change in liabilities subordinated to the claims of general creditors.

Schedule III

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule IV

ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholders
Atlantis Investment Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Atlantis Investment Company, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360

WWW.CONROYSMITH.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Atlantis Investment Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 5, 2004
Hackensack, NJ